October 17, 2005

Mr. Nicholas J. DeIuliis
Chief Executive Officer
CNX Gas Corporation
1800 Washington Road
Pittsburg, PA  15241



      Re:	CNX Gas Corporation
		Registration Statement on Form S-1
      Filed August 12, 2005 and amended September 28, 2005
		File No. 333-127483

Dear Mr. DeIuliis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.











General

1. We are still considering your response number 3 and may have additional comments.

2. Ensure that future amendments include the required selling stockholder information.

3. Revise your disclosure under the caption "Validity of Shares" to reflect your inclusion of Buchanan Ingersoll, P.C.`s legality opinion as an exhibit.

4. We cannot locate anywhere in your supplemental response the organizational chart of affiliations. We thus reissue, in part, comment 6, and request that you provide us with the chart. We further request that you clarify your narrative description of contributions received from Consol Energy Inc. pursuant to the Master Lease Agreement.

Summary, page 1

5. Revise the table to include a description of your interests in properties located in Northern Appalachia.

Management`s Discussion and Analysis, page 26

Liquidity and Capital Resources, page 50

Contractual Commitments, page 51

6. We have read your response to prior comment 14, in which you indicate that although you have various purchase commitments with respect to day to day business operations, there is no long term liability recorded on the balance sheet for any such commitment. You were asked to address the purchase commitments and long-term liabilities (which are not necessarily related) that are not currently reflected in your contractual obligation table, but which would ordinarily be required under Regulation S-K, Item 303(a)(5). In addition to your reference to purchase commitments that are not quantified, we note that you report certain long term liabilities on your balance sheet which are not included in your tabular presentation. We reissue prior comment 14.





Financial Statements

General

7. We understand from your response to prior comment 22 that although you paid a special dividend of $420.2 million to CONSOL Energy in connection with the separation, you do not expect to make any other dividends in the near future and therefore do not believe any pro forma adjustment is necessary. We believe that you should comply with the guidance in SAB Topic 1:B.3, concerning the pro forma requirements applicable in situations where dividends are declared subsequent to the balance sheet date.

Business, page 55

Our Relationship with CONSOL Energy, page 59

Relationship with CONSOL Energy and Certain Transactions with
Affiliates and Management, page 82

8. Address how you will determine the fairness of future transactions with CONSOL. We note that intercompany agreements were not the result of arm`s-length negotiations.

9. We have read your response to prior comment 25, in which you express the view that your historical financial statements reflect all costs of doing business, and results that are consistent with those that will arise under the contractual arrangements you have established to govern your relationship with CONSOL Energy going forward. You explain that the costs of drilling gob wells were fully allocated to CONSOL Energy as a necessary cost of coal mining, and not on behalf of the gas business. However, we find that where an activity is common to the production of multiple products, the cost of that activity is appropriately allocated to each product. The guidance in SAB Topic 1:B.1 should not be read to suggest that incurring a cost on behalf of another consolidated entity would arise only in situations where the derivation of benefit is mutually exclusive.

Nevertheless, if you are able to provide meaningful disclosure responsive to the guidance in SAB Topic 1:B.1, IRQ2, including your estimate of costs that would have been incurred as an unaffiliated enterprise (i.e. the value of accessing gas via the gob wells), along with your representation that your contractual arrangements are designed to retain the cost structure reflected in your historical financial statements, we will not object to your historical presentation.


Engineering Comments

Risk Factors, page 10

We need to use unproven technologies to extract coalbed methane..., page 15

10. Your response 31 indicates that you use "advanced technologies that are still being developed and tested." If you have claimed proved reserves whose recovery relies on the success of such technologies, amend your document to remove these volumes.

Business, page 55

Productive Wells and Acreage, page 55

11. Your response 37 indicates that 898 wells are required to develop
your proved undeveloped reserves.  This is inconsistent with the
2,178
wells indicated by Schlumberger`s "CNX Total PUD" cash flow projection. Please clarify whether the well count difference is those wells included in CONSOL`s ten year mine plan. If so, please amend your risk factors to disclose the fact that you have the drilling of
1,280 wells that is dependent on the mining of coal by CONSOL.

Central Appalachia, page 58

12. We note your statement, "We drill vertical wells (called "gob wells") into the gob to extract the additional gas that is released.
Approximately 35% of our gas production comes in the form of gob gas."
This seems inconsistent with your statement on page 60, "Approximately
25% of our current gas production is produced as a consequence of coal extraction by CONSOL Energy." Please amend your document to reconcile these two figures.

Development Wells, page 61

13. We note that you drilled 27 net development wells in the three months ending March 31, 2005, and your proved developed reserves increased 125 BCFE (= 520 BCFE - 395 BCFE) over the same period. Please provide to us technical support for the apparent proved developed reserves of 4.6 BCFE per well.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lily Dang at (202) 551-3867 or Karl Hiller at
(202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Direct your questions relating to the engineering comments to Ronald Winfrey, Mining Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at
(202) 551-3687 or, in her absence, the undersigned at (202) 551-
3740
with any other questions.
      				Sincerely,


      					H. Roger Schwall
      Assistant Director
cc: 	L. Davis
      C. Moncada-Terry
Mr. Nicholas J. DeIuliis
CNX Gas Corporation
October 17, 2005
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010